SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

MATERIAL FACT

2010-2014 Business Plan

Rio de Janeiro, June 21 2010 – Petróleo Brasileiro S.A. - Petrobras announces that its Board of Directors approved the 2010-2014 Business Plan on June 18th, with investments totaling $224 billion, representing an average of $44.8 billion per year.

Based on macroeconomic and energy scenarios for the world and for Brazil, the investment portfolio and the company’s projections were revised accordingly. The pillars of integrated growth, profitability, and social and environmental responsibility remain as the company’s foundation, as it invests for sustainable performance in the domestic and international markets.

The 2010-2014 Business Plan foresees investments of $224 billion, of which 95% ($212.3 billion) will be invested in Brazil and 5% ($11.7 billion) abroad. The Plan includes significant utilization of the domestic supplier market, with local content forming 67% of the procurement. This rate would signify annual purchases of some $28.4 billion in Brazil.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

The planned investment for the next five years is 20% more than the previous Plan. In total, $31.6 billion will be directed to new projects, 62% of which is earmarked for E&P ($19.7 billion).

The 2010-2014 Business Plan maintains the growth targets for the Company and incorporates the resources needed to explore and develop the oil discoveries made in the pre-salt cluster. The total oil production goals are 3.9 million barrels of oil equivalent per day (boe) in 2014, and 5.4 million boe in 2020.

The lower production target for 2020, when compared to the previous plan (of 5.7 million boe) is a consequence of reducing international production goals due to lower future investments. Because of our opportunities in Brazil, reduced emphasis will be placed on Petrobras’ international E&P activities.

The targets presented take into account only actual projects in the portfolio and do not consider potential production from the Transfer of Rights (Cessao Onerosa), nor any production from the new pre-salt regulatory framework.

The Exploration and Production (E&P) segment will invest $118.8 billion, 14% more than had been budgeted in the 2009-2013 BP. The funds will be used to ensure the discovery and appropriation of reserves, to maximize oil and gas recovery in concessions already in production, to develop production in the Santos Basin pre-salt region, and to intensify exploratory efforts in the pre-salt areas as well as new frontiers, both in Brazil and abroad.

The increased production will be sustained by the development of post-salt areas with the installation of major projects in the Company's areas of operation. Additionally, new units will be installed in pre-salt areas already under concession, although the pre-salt is expected to contribute more to the production curve in the post-2014 period. On average, some three production systems are planned for installation each year, as well as three extended well tests per year in the pre-salt areas.

In addition to the investments in infrastructure ($12.3 billion) that are required to grow production, the Company is also preparing for access to the critical resources that are needed to implement this Plan. In this context, it expects to have the largest availability of drilling rigs for deep-water among any other oil company, with a total of 26 rigs by2014 and 53 by 2020 and 504 support vessels by 2020 (254 in 2009).

Projected investments in Refining, Transportation, and Marketing are budgeted for $73.6 billion. The strategy of expanding refining capacity has been maintained, seeking to balance Petrobras’ increasing oil production and growing product demand in Brazil with greater refining capacity. In addition the refining park is being upgraded to meet the product quality levels required by Brazil’s regulatory framework.

The Plan foresees, in addition to the expansion of existing units, the start-up of the Abreu e Lima Refinery (Pernambuco - RNEST), the first Phase of Premium I, and of the first phase of the Rio de Janeiro Petrochemical Complex - COMPERJ, which was redefined in its initial phase to be a refinery with capacity to process 165,000 barrels of oil per day (bpd) into diesel fuel. With these investments, the feedstock processed in Brazil is expected to reach 2.3 million bpd in 2014.

For the post-2014 period, the second stage of the COMPERJ, with capacity to process 165,000 bpd into base petrochemicals products, the Premium I (second phase) and Premium II refineries, will contribute to achieving the target of 3.2 million barrels of feedstock processed in 2020. Thus, the Company will be prepared for the increasing demand for oil products in the domestic market, projected to reach 2.4 million bpd in 2014 and 2.8 million bpd by 2020.

The investments in Petrochemicals are budgeted for $5.1 billion and will focus on the production of petrochemicals products and biopolymers, preferentially via equity investments with partners, focused on Brazil, in a manner that is integrated with other Company’s operations.

The Distribution business will receive investments of $2.5 billion, aiming to ensure the leadership in domestic distribution with a market share of 40%, but also continuing with its distribution operations of oil products abroad.

Now in the final years of a phase to construct a natural gas transportation infrastructure, the Gas & Power segment will invest $17.8 billion in the period. These investments will be directed to consolidating Petrobras' leadership in the Brazilian natural gas market, ensuring marketing in both thermoelectric and non-thermoelectric markets.

In addition, three new fertilizer plants to produce nitrogenates (ammonia and urea) will be built to increase the flexibility within the natural gas business chain, adding synergy with other activities of Petrobras, besides the investments in the power generation.

Despite the increase in investments targeted to the domestic market, $11.5 billion have been earmarked for the international area, with a focus on developing exploration and production in the Gulf of Mexico (Cascade, Chinook, Saint Malo, and Tiber), the West Coast of Africa (Nigeria), and in Peru.

The Biofuels segment will invest $3.5 billion to operate in biofuels production, logistics, and trade, and to participate in the value chain in Brazil and abroad. The strategy in this segment has been redirected to the acquisition of equity stakes in order for the Company to more quickly become an important market participant, and thus ensuring the technological know-how necessary for the sustainable production of biofuels.

The Plan considers operating cash flow generation based on an average oil price of $80 for the period, below the average of projections from a range of consultants and official energy agencies.

The target of average debt leverage of 25-35% is unchanged. A public offering of shares is expected to maintain the capital structure and indicators sound. In addition to an equity offering; Petrobras will continue to seek for funding from a variety of sources in Brazil and abroad.

The expected Internal Return Rate (IRR) of the Company’s portfolio is approximately 14% p.a., considering the assumptions of the Business Plan.

Under the Plan, the Company has earmarked investments to overcome technological, operational safety, and human resource challenges. We planned $3.3 billion for Health, Safety, and Environment (HSE), $2.9 billion for Technology, Information & Communications (IT), and $5.2 billion for Research & Development (R&D) areas totaling $11.4 billion during the period.

In the Technology area, the business plan was based on three key challenges: (1) expanding the exploration limits to new frontiers, maximize the oil recovery, pre-salt logistics’, operational reliability and refining flexibility (2) adding value and product diversification, lubricants and fuel’s innovation, petrochemicals, gas chain, biofuels and renewables, (3) Sustainability.

In the Engineering area, the challenges will be overcome by reducing project complexity, using standardized solutions, and employing international metrics in our industrial facility designs to ensure our industrial competitiveness.

The Brazilian content is expected to represent approximately $ 28.4 billion per year of Petrobras’ purchases and will help to create a supply hub in Brazil.

	Domestic	Purchased in the	Brazilian
Business Segment	Investment	Domestic Market	Content
	2010-14	2010-14	(%)
E&P	108.2	57.8	53%
Downstream	78.6	62.8	80%
G&P	17.6	14.4	82%
Distribution	2.3	2.3	100%
Biofuel	2.3	2.3	100%
Corporate	3.3	2.6	80%
Total	212.3	142.2	67%
Downstream´s segment contemplates petrochemical investment

The challenge for the Human Resource area will be ensuring excellence in people management and finding talent, providing adequate training and education, and strengthening the Company's culture and identity.

The 2010-2014 Business Plan requires the acquisition and management of critical resources. Skilled labor, a strengthened supply chain, and financing capacity will all be required if Petrobras is to bring to successful completion the large number of projects within the Plan. The company is continuously working to overcome these challenges.

Social and environmental responsibility is a pillar of the corporate strategy of Petrobras, alongside profitability and growth, and it guides our relations with all our stakeholders. The company acts on the basis of the ten principles of the Global Compact of the United Nations, of which it has been a signatory since 2003.

Our objective in Health, Safety, and Environment is to accompany the substantial growth and diversification of the businesses of the company in the coming years, to continually improve the safety conditions of our operations, and to minimize the impact of our operating activities and of our products on the environment, reducing the consumption of natural resources and pollutants.

This announcement is not an offer of Petrobras shares. Petrobras shares may not be offered or sold in the United States absent registration or an exemption from registration, and Petrobras currently intends to register the proposed offering in the United States. Any public offering of Petrobras shares will be made by means of a prospectus containing detailed information about Petrobras and the offering.

Almir Guilherme Barbassa
CFO and Investor Relations Director

DISCLAIMER
The presentation may contain forward-looking statements about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. Such forward-looking statements merely reflect the Company’s current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by the Company with the SEC, specifically the Company’s most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, receipt of governmental approvals and licenses and our ability to obtain financing.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. Figures for 2010 on are estimates or targets.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this presentation.

CAUTIONARY STATEMENT FOR US INVESTORS

We present certain data in this presentation, such as oil and gas resources, that we are not permitted to present in documents filed with the United States Securities and Exchange Commission (SEC) under new Subpart 1200 to Regulation S-K because such terms do not qualify as proved, probable or possible reserves under Rule 4-10(a) of Regulation S-X.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.